

Mail Stop 3233

June 27, 2016

Via E-mail
Scott W. Absher
ShiftPixy, Inc.
18100 Von Karman Avenue
Suite 850
Irvine, CA 92612

> **Re: ShiftPixy, Inc.**
> **Offering Statement on Form 1-A**
> **Filed May 31, 2016**
> **File No. 0001675634**

Dear Mr. Absher:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II – Offering Circular

Cover Page

1. We note that in addition to your obligation to reimburse certain expenses to your Underwriter, you are also obligated to pay your Underwriter compensation for advisory services and have agreed to issue warrants to the Underwriter upon each closing of the offering. Please update the "Underwriting Discounts and Commissions" column, if applicable, to include all cash commissions. Please also update footnote 1 to briefly

identify any form of non-cash compensation. Please see the Instructions to Item 1(e) of Part II of Form 1-A.

Summary

The Problem, page 5

2. We note that some of the services you intend to provide are designed to mitigate the effect of the Patient Protection and Affordable Care Act on employers. Please revise your disclosure to describe when the relevant provisions of the Patient Protection and Affordable Care Act that your services are designed mitigate are expected to become effective.

3. Please confirm and advise us of the accuracy of the calculations of the fines imposed by the Patient Protection and Affordable Care Act contained here.

The Shiftpixy Solution, page 6

4. We note your disclosure that you have 155 clients. We also note your disclosure in Note 2 to your Audited Financial Statements that during the period from inception (June 3, 2015) through August 31, 2015, all of your revenues came from one customer. Please explain to us how you define "client" and how many of your clients provide you compensation for your services. We may have further comments.

The Offering, page 7

5. We note your disclosure on page 45 that non-affiliate investors own 2,029,600 warrants, each warrant entitling the holder to acquire one share of common stock at a price of $2.00 per share, and 2,029,600 additional warrants, each warrant entitling the holder to acquire one share of common stock at a price of $3.00 per share. We also note in the second bullet on page 7 that you state that the number of shares of common stock outstanding excludes "310,000 shares of our Common Stock issuable upon exercise of the warrants held by non-affiliated stockholders at a weighted average exercise price of $2.50 per share." Please revise your disclosure throughout to reconcile this apparent discrepancy or advise.

Use of Proceeds, page 20

6. Please state whether or not proceeds from the offering will be used to compensate or otherwise make payments to your officers or directors. See Instruction 2 to Item 6 of Part II of Form 1-A.

Dilution, page 22

7. We note that you have sold 52,429,600 shares of common stock. We also note the dilution tables beginning at the bottom of page 22 state that 50,555,000 shares of your common stock have been purchased. Please revise to reconcile this apparent discrepancy or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 29

8. Please revise here or in "Our Business" to describe your plan of operation for the remainder of the fiscal year and the first half of your next fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of funding. Please explain how you intend to meet each of the milestones if you cannot receive funding.

Management, page 39

9. We note that on page 38 you state that you have two members of your management team, one of whom appears to be Mr. Absher. Please provide your analysis as to why the second member of the management team is not an "executive officer" or "significant employee." Please see Instructions 2 and 3 to Item 10 of Part II of Form 1-A.

Executive Compensation, page 42

10. We note that J. Stephan Holmes resigned as a director on July 1, 2015. Please revise the compensation table to include the compensation earned by Mr. Holmes as a director during the fiscal year ended August 31, 2015 or advise as to why such disclosure is not necessary.

Certain Relationships and Related Party Transactions, page 42

11. Please revise your disclosure to include all related party transactions during the issuer's last completed fiscal year and current fiscal year, to which you or any of your subsidiaries were or is to be a participant and the amount involved exceeds one percent of your total assets at year-end for your last completed fiscal year. Please see Item 13(a) of Part II of Form 1-A.

Legal Matters, page 49

12. We note your disclosure that Michael T. Williams, Esq., principal of the Williams Securities Law Firm, P.A., owns 200,000 shares of your common stock. We also note that Item 4 of Part I states that the principal of the Williams Securities Law Firm, P.A.

was given a right to buy 200,000 founders shares. Please revise to reconcile this apparent discrepancy.

Index to Financial Statements, page F-1

13. Please confirm that your fiscal year end is August 31, 2015 and update your financial statements. Refer to Part F/S of Form 1-A. Please also update the disclosure you have provided in your Management's Discussion and Analysis of Financial Condition and Results of Operation section to discuss the corresponding time periods. Refer to Item 9 of Part II of Form 1-A.

Part III Exhibits, page 50

14. Please file as an exhibit the form of subscription agreement. Please see Item 17 of Part III of Form 1-A.

15. We note your disclosure on page 10 that "[t]he backbone of our business is software provided by HRPyramid." Please file any material contracts between you and HRPyramid or advise. Please see Item 17 of Part III of Form 1-A.

Exhibit 3.2

16. The Written Consent of the Board of Directors establishing the general rights, preferences, privileges and restrictions of the preferred stock underlying the options appears to be incomplete. Please file a final version of the Written Consent with your next filing.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395, or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Michael T. Williams, Esq.
        Williams Securities Law Firm, P.A.